FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September 2003

HOLMES FINANCING (No 7) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

Holmes Financing No 7 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 09 August 2003 to 08 September 2003

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	360,603	23,912,857
Replenishment	17,954	1,375,049
Repurchased	(8,671)	(656,811)
Redemptions	(9,682)	(635,726)
Losses	(18)	(9)
Capitalised Interest	0	1,482
Other Movements	0	1
Carried Forward	360,186	23,996,843

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	605,197	43,237,239
Repurchased	(163,906)	(11,478,312)
Redemptions	(196,013)	(14,171,482)
Losses	(283)	(653)
Capitalised Interest	0	10,837
Other Movements	0	0
Carried Forward	360,186	23,996,843

	Period CPR	Annualised CPR	
1 Month	5.39%	85.47%	**(including redemptions
3 Month	15.42%	78.88%	and
12 Month	62.70%	62.70%	repurchases)

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	35.04	months
Weighted Average Loan size	£66,623.48	
Weighted Average LTV	76.25%	*** (see below)
Weighted Average Remaining Term	18.80	Years

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2003 to 08 September 2003

All values are in thousands of pounds sterling unless otherwise stated

Product Type Analysis	£000's	%
Variable Rate	9,740,319	40.59%
Fixed Rate	4,386,623	18.28%
Tracker Rate	9,869,902	41.13%
	23,996,843	100.00%

As at 8th August 2003 approximately 7% of the loans were flexible loans

Mortgage Standard Variable Rate

Effective Date	Rate
01 August 2003	5.54%
01 March 2003	5.79%
01 November 2002	5.94%

Geographic Analysis

Region	Number	£000's	%
East Anglia	14,103	860,039	3.58%
East Midlands	19,158	1,082,149	4.51%
Greater London	61,361	5,305,511	22.11%
North	15,154	734,469	3.06%
North West	41,366	2,143,088	8.93%
Scotland	20,026	1,068,792	4.45%
South East	94,348	7,494,772	31.23%
South West	28,054	1,826,831	7.61%
Wales	18,214	898,467	3.74%
West Midlands	24,708	1,401,484	5.84%
Yorkshire and Humberside	22,708	1,120,596	4.67%
Unknown	986	60,645	0.25%
Total	360,186	23,996,843	100.00%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2003 to 08 September 2003

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	7,306	295,168	1.23%
25.01 - 50.00	43,899	2,415,409	10.07%
50.01 - 75.00	104,361	7,451,134	31.05%
75.01 - 80.00	19,579	1,439,065	6.00%
80.01 - 85.00	25,271	1,916,905	7.99%
85.01 - 90.0 0	53,449	4,123,775	17.18%
90.01 - 95.00	106,321	6,355,387	26.48%
Total	360,186	23,996,843	100.00%

*** The balance is the current outstanding balance on the account
  including accrued interest. The LTV is that at origination and
  excludes any capitalised high loan to value fees, valuation fees
  or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	349,561	23,354,832	(2,958)	97.35%
1.00 - 1.99 months	6,579	394,027	2,992	1.64%
2.00 - 2.99 months	1,748	106,644	1,492	0.44%
3.00 - 3.99 months	904	55,164	1,129	0.23%
4.00 - 4.99 months	467	27,967	725	0.12%
5.00 - 5.99 months	300	18,090	600	0.08%
6.00 -11.99 months	508	28,661	1,349	0.12%
12 months and over	58	3,107	290	0.01%
Properties in Possession	61	2,516	216	0.01%
Total	360,186	23,991,008	5,835	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount (which
is
the difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2003 to 08 September 2003

All values are in thousands of pounds sterling unless otherwise stated

Movement in Shares of Trust

	Funding	Seller
	£000's	£000's
Balance Brought Forward	14,060,028	9,852,829
Replenishment of Assets	0	1,375,049
Acquisition by Funding	0	0
Distribution of Principal Receipts	0	(1,292,536)
Allocation of Losses	(5)	(4)
Share of Capitalised Interest	872	610
Payment Re Capitalised Interest	(872)	872
Balance Carried Forward	14,060,023	9,936,820

Carried Forward Percentage	58.59114%	41.40886%

Minimum Seller Share	959,874	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	896,655
Additional Amounts Accumulated	5
Payment of Notes	0
Carried Forward	896,660

Target Balance	896,646	payable on 15th October 2003

Liquidity Facilities	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

Excess Spread

Quarter to 15/07/03	0.4620%
Quarter to 15/04/03	0.6113%
Quarter to 15/01/03	0.5960%
Quarter to 15/10/02	0.5892%

All values are in thousands of pounds sterling unless otherwise stated

Reserve Funds

	First Reserve	Second Reserve
Balance as at 15/07/2003	£229,932,855.00	£56,890,739.99
Required Amount as at 15/07/2003	£350,000,000.00	£160,929,823.00
Percentage of Notes	1.63%	0.40%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	66	3,217
Repossessed in Period	14	935
Sold in Period	(19)	(1,420)
Carried Forward	61	2,732

	Cumulative	
	Number	£000's
Repossessed to date	365	18,348
Sold to date	(304)	(15,616)
Carried Forward	61	2,732

Repossession Sales Information

Average time Possession to Sale	79	Days
Average arrears at time of Sale	£3,163	

MIG Claim Status

	Number	£000's
MIG Claims made	165	1,239
MIG Claims outstanding	7	76

Average time claim to payment	35

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £21 billion

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
02Q3	-	703	-	-	352	-	-
02Q4	-	-	-	-	352	-	-
03Q1	-	-	750	-	-	-	-
03Q2	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
03Q3	-	-	-	-	-	-	-
03Q4	-	176	-	191	-	481	-
04Q1	-	176	-	191	-	-	241
04Q2	-	176	-	191	-	-	241
04Q3	-	176	-	191	-	-	-
04Q4	-	-	-	-	698	-	-
05Q1	-	-	750	-	-	-	-
05Q2	-	-	-	-	-	801	-
05Q3	650	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-
06Q1	-	125	-	-	-	-	803
06Q2	-	125	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-
06Q4	-	-	-	350	875	-	-
07Q1	-	-	-	-	-	-	161
07Q2	-	-	-	-	-	634	161
07Q3	575	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-
08Q1	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592
08Q3	-	-	-	-	-	-	-
08Q4	-	-	-	-	-	-	-
09Q1	-	-	-	-	-	-	-
09Q2	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2003 to 08 September 2003

All values are in thousands of pounds sterling unless otherwise stated



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 7) PLC

Dated: 18 September, 2003　　　　　　　　**By / s / Natalie Weedon**
　　　　　　　　　　　　　　　　　　　　　　(Authorised Signatory)